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                              February 2, 2024

       Salman Khan
       Chief Financial Officer
       Marathon Digital Holdings, Inc.
       101 NE Third Avenue, Suite 1200
       Fort Lauderdale, FL 33301

                                                        Re: Marathon Digital
Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2023
                                                            File No. 001-36555

       Dear Salman Khan:

              We have reviewed your February 1, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 18, 2024 letter.

       Form 10-Q for the Quarterly Period Ended September 30, 2023

       Notes to Condensed Consolidated Financial Statements
       Note 4 - Revenue From Contracts With Customers, page 11

   1.                                                   As it relates to your
pool operator activities, we note your statement that,    The Company   s
                                                        ongoing major or
central operation is to provide bitcoin transaction verification services to the bitcoin network
  Please revise to indicate, if true, that you also provide these services to the
transaction requestor, in addition to the bitcoin network.
   2.                                                   As it relates to your
pool participant activities, we note that your reference to       to
                                                        provide computing power
      is too general to distinguish whether you provide a good or service and too general
to describe the nature of such good or service. Please revise to clarify, if true, that
as a pool participant in mining pools not operated by you that you provide a service of
performing hash calculations for pool operators.
 Salman Khan
FirstName LastNameSalman    Khan
Marathon Digital Holdings, Inc.
Comapany2,NameMarathon
February   2024           Digital Holdings, Inc.
February
Page 2 2, 2024 Page 2
FirstName LastName
3.       Your statement that    The Company currently mines in a self-operated
pool    appears to be
         inconsistent with your disclosure that a pool in which nonconsolidated entities participate does not exist subsequent to May 2022 and, for the period from September 2021 to May
         2022, appears to conflate your pool participation activities and your pool operator activities. That is, as it relates to the activities of what you call
  a self-operated pool    for
         all periods, including from September 2021 to May 2022 when nonconsolidated entities participated in your mining pool, it appears that your consolidated financial statements would depict you providing a transaction verification service, not a service of providing hash calculations. Please tell us if our understanding is correct. If our understanding is correct, reconsider the use of this phrase or make appropriate clarifying revision.
4.       Revise the table so that    Operator - block reward    revenue is not
characterized as revenue
         from contracts with customers. Refer to ASC 606-10-50-4.
5. We note your disclosures related to your Operator revenue policy indicating that a contract is deemed to exist at the point in time that the performance obligation is satisfied.
         Please further revise your disclosure to include your assertions that, if true:

                the transaction requestor and the bitcoin network each have a unilateral enforceable right to terminate their respective contracts at any time without penalty;

                for each of these respective contracts, contract inception and completion occur simultaneously upon block validation; that is, the contract begins upon, and the duration of the contract does not extend beyond, the validation of an individual blockchain transaction; and

                each respective contract contains a single performance obligation to perform a transaction validation service and that this performance obligation is satisfied at the point-in-time when a block is successfully mined.
6. Revise your Operator revenue policy to clarify, if true, that the transaction price is fixed as of the inception of each individual contract, contract inception occurs at the same point in time you validate a block, and that you measure such noncash consideration at the point in time the Company successfully validates a block, which is contract inception.
7. Consider clarifying the statement within the first sentence of the Participant revenue
         policy that references    only when the Company-operated mining pool
is not available.
         We note this statement appears to be referring to the Company   s
business practice, rather
         than describing its accounting policy; however, as it relates to business practice, it is not
         clear what    not available    means and the frequency of this
occurrence. We also note that a
         Company-operated pool does not exist after May 2022.
8. For your Participant revenue policy, we note the revised description of your performance obligation in response to prior comment 4. As previously requested, please further revise your disclosures throughout the policy to consistently describe the nature of your performance obligation. That is, revise references to computing power or hash rate to
 Salman Khan
FirstName LastNameSalman    Khan
Marathon Digital Holdings, Inc.
Comapany2,NameMarathon
February   2024           Digital Holdings, Inc.
February
Page 3 2, 2024 Page 3
FirstName LastName
         more accurately describe the performance obligation as a service to perform hash calculations for the pool operator. Please make similar revision to references in your Pool
         Operator policy in which you state that you engaged unrelated third-party mining
         enterprises (   pool participants   ) to    contribute computing power
   and to    contribute their
         hash rate.    In addition, in the 5th paragraph of your Participant
revenue policy, please
         reconsider the appropriateness of referring to this as the    primary
  output of your ordinary
         activities, considering you also generate revenue as a pool operator.
9. In your Participant revenue policy, as previously requested, please revise to provide a more precise description of the payout formulas and identify the formula inputs that create variability for each component of the payout formula (i.e., block reward, transaction fee, and pool fee rate). Also, please describe the measurement period for the underlying variables used to calculate the payout (e.g., for the 24-hour period beginning at midnight
         UTC daily). Also, ensure your disclosure articulates the difference between PPS and FPPS payout methodologies. For example, revise to clarify that, under FPPS, transaction fees are also earned in addition to the block reward. In addition, in your description of rewards paid only when the pool successfully mines a block, replace your references to computing power in describing your fractional share with more precise terms.
10. Please refer to the second paragraph in your Participant revenue policy and revise your disclosure to address the following:

                Clarify, if true, that contract inception occurs once your performance of hash calculations commences. That is, clarify, if true, that your enforceable right to compensation only begins when you commence providing hash calculation services for the mining pool operator;

                Revise the sentence that starts with    These contracts are
period-to-period
              contracts       to be more precise. Similarly, remove the example
that refers to second,
              minute or hour. For example, disclose your assertion that each party has the unilateral right to terminate the contract at any time without any compensation to the other party for such termination and, if true, that as a result the contract is continuously renewed many times throughout the day, such that the duration of each contract is less than daily; and

                Clarify the statement indicating the implied renewal option is not a material right.
              More specifically, is it correct that        there are no upfront
or incremental fees in the
              initial contract       and       the terms, conditions, and
compensation amounts for the
              renewal options are at the then market rates   ?
11. In your Participant revenue policy, we note your disclosure that, for PPS and FPPS contracts, you measure revenue based on the average daily spot rate of bitcoin. Please tell us and clarify in your disclosure whether this is a simple average and whether the average is computed using spot prices on the date of contract inception. Also, consider replacing
         the reference to measuring    revenue earned    with    noncash
consideration    to better
 Salman Khan
Marathon Digital Holdings, Inc.
February 2, 2024
Page 4
         distinguish your policy for measurement pursuant to Step 3 of ASC 606 from recognition pursuant to Step 5 of ASC 606.
12. We note that for third-party mining pools in which you participate that pay rewards only when the pool successfully mines a block that you measure noncash consideration using the spot rate of bitcoin at the time that the block is successfully mined. We note that this does not comply with the requirement in ASC 606-10-32-21 to measure noncash consideration at contract inception and is inconsistent with the method you use to measure noncash consideration in your other mine pool participant contracts for which you measure noncash consideration based on the average daily spot rate of bitcoin on the date of contract inception. Please revise to select an accounting policy that uses the same measurement approach for each date, consistently applied for all types of participant contracts, to measure the fair value of noncash consideration on the date of contract inception. Please provide us with your materiality analysis of the impact of this correction on each of the financial statement periods presented.
13. Please revise your Participant revenue policy to clarify for each payout method whether variable consideration is constrained and to reference in your disclosure the threshold for application of the constraint articulated in ASC 606-10-32-11. If variable consideration is constrained, clarify in your disclosure whether the uncertainties underlying the constraint are resolved on the date of contract inception.
14. In your Participant revenue policy, please revise to disclose when revenue is recognized and how that relates to the date on which control of the contracted service transfers and the date of contract inception. For example, if non-cash consideration is recognized on the same day that control of the contracted service transfers to the mining pool operator and that is the same day as contract inception, revise your disclosure to state this.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 30

15. We note your response to prior comment 4. As previously requested, please also ensure your disclosures in future filings elaborate on the underlying reasons for the changes in
FirstName LastNameSalman Khan
       each of the factors contributing to the change in cost of revenues energy, hosting and
Comapany    NameMarathon
       other.               Digital Holdings,
              For example, provide              Inc.of the impact that uptime
and average network
                                     an indication
       difficulty
February  2, 2024have
                  Pageon4 your bitcoin production costs.
FirstName LastName
 Salman Khan
FirstName LastNameSalman    Khan
Marathon Digital Holdings, Inc.
Comapany2,NameMarathon
February   2024           Digital Holdings, Inc.
February
Page 5 2, 2024 Page 5
FirstName LastName
       Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Zabi Nowaid